Exhibit 99.1
Audited Financial Statements
SunBelt Chlor Alkali Partnership
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public
Accounting Firm

SunBelt Chlor Alkali Partnership
Audited Financial Statements
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Partners
SunBelt Chlor Alkali Partnership
We have audited the accompanying balance sheets of SunBelt Chlor Alkali Partnership as of December 31, 2010 and 2009, and the related statements of income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunBelt Chlor Alkali Partnership at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
February 18, 2011

SunBelt Chlor Alkali Partnership
Balance Sheets

	December 31
	2010	2009
Assets
Current assets:
Cash	$1,000	$1,772
Receivable from OxyVinyls, LP	4,902,240	5,867,957
Receivables from partners	12,427,474	6,852,165
Inventories	2,741,214	2,195,227
Prepaid expenses and other current assets	1,109,384	1,214,626

Total current assets	21,181,312	16,131,747

Property, plant and equipment, net	78,103,299	93,476,246
Deferred financing costs, net	561,035	641,183

Total assets	$99,845,646	$110,249,176

Liabilities and partners’ capital
Current liabilities:
Amounts payable to partners	$9,124,623	$9,226,131
Current portion of long-term debt	12,187,500	12,187,500

Total current liabilities	21,312,123	21,413,631

Long-term debt	73,125,000	85,312,500

Partners’ capital	5,408,523	3,523,045

Total liabilities and partners’ capital	$99,845,646	$110,249,176

See accompanying notes

SunBelt Chlor Alkali Partnership
Income Statements

	Year Ended December 31
	2010	2009	2008

Revenues	$157,281,096	$167,442,320	$173,019,093

Operating costs and expenses:
Cost of sales	78,349,655	71,292,948	70,475,462
Depreciation	16,118,320	16,186,747	15,083,087
Loss on disposal of assets	115,816	397,166	2,125,117
Administrative and general expenses	11,544,676	11,906,084	11,663,995

	106,128,467	99,782,945	99,347,661

Operating income	51,152,629	67,659,375	73,671,432

Other income	2,500,000	–	372,631
Interest expense, net	(7,112,901)	(7,966,219)	(8,517,091)

Income before taxes	46,539,728	59,693,156	65,526,972
State income tax expense	(387,472)	(315,000)	(435,000)

Net income	$46,152,256	$59,378,156	$65,091,972

See accompanying notes

SunBelt Chlor Alkali Partnership
Statements of Changes in Partners’ Capital

	Partners
	Olin SunBelt	1997 Venture,
	Inc.	Inc.	Total

Balance at December 31, 2007	$3,341,542	$3,341,542	$6,683,085
Cash distributions to partners	(29,404,793)	(29,404,793)	(58,809,586)
Net income	32,545,986	32,545,986	65,091,972

Balance at December 31, 2008	6,482,735	6,482,735	12,965,471
Cash distributions to partners	(34,410,291)	(34,410,291)	(68,820,582)
Net income	29,689,078	29,689,078	59,378,156

Balance at December 31, 2009	1,761,522	1,761,522	3,523,045
Cash distributions to partners	(22,133,389)	(22,133,389)	(44,266,778)
Net income	23,076,128	23,076,128	46,152,256

Balance at December 31, 2010	$2,704,261	$2,704,261	$5,408,523

See accompanying notes

SunBelt Chlor Alkali Partnership
Statements of Cash Flows

	Year Ended December 31
	2010	2009	2008
Operating activities
Net income	$46,152,256	$59,378,156	$65,091,972
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,118,320	16,186,747	15,083,087
Amortization	80,148	80,148	80,148
Loss on disposal of assets	113,590	397,166	2,125,117
Changes in assets and liabilities:
Receivables from Oxy Vinyls	965,717	(3,725,727)	3,884,544
Receivables from partners	(5,575,309)	10,499,451	1,455,519
Inventories	(545,987)	(390,627)	9,047
Amounts payable to partners	(101,508)	1,759,301	(1,370,177)
Prepaid expenses and other	90,377	(84,018)	2,694

Net cash provided by operating activities	57,297,604	84,100,597	86,361,951

Investing activities
Purchases of property, plant and equipment	(858,963)	(3,103,973)	(15,352,635)
Purchases of marketable securities	(15,715,135)	–	–
Proceeds from maturity of marketable securities	15,730,000	–	–

Net cash used by investing activities	(844,098)	(3,103,973)	(15,352,635)

Financing activities
Cash distributions to partners	(44,266,778)	(68,820,582)	(58,809,586)
Principal payments on long-term debt	(12,187,500)	(12,187,500)	(12,187,500)

Net cash provided by financing activities	(56,454,278)	(81,008,082)	(70,997,086)

Net increase (decrease) in cash	(772)	(11,458)	12,230
Cash at beginning of year	1,772	13,230	1,000

Cash and cash equivalents at end of period	$1,000	$1,772	$13,230

See accompanying notes

SunBelt Chlor Alkali Partnership
Notes to Financial Statements
December 31, 2010 and 2009
1. Organization
SunBelt Chlor Alkali Partnership (the Partnership) was formed on August 23, 1996, under a Partnership Agreement, between 1997 Chlor Alkali Venture, Inc. and Olin SunBelt Inc. (the Partners). 1997 Chlor Alkali Venture, Inc. is a wholly owned subsidiary of PolyOne Corporation (formerly The Geon Company) and Olin SunBelt Inc. is a wholly owned subsidiary of the Olin Corporation. Each of the Partners has a 50% interest in the Partnership. The Partnership Agreement provides that the capital investment of the Partners will be maintained and the Partnership’s income or loss will be allocated to the Partners based on their ownership interest percentages.
The Partnership was formed for the purpose of construction and operation of a Chlor-Alkali facility. The facility, which is located in McIntosh, Alabama produces chlorine, caustic soda and hydrogen.
2. Significant Accounting Policies
Cash and Cash Equivalents
The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents held by the Partnership as of December 31, 2010 and 2009.
Marketable Securities
Marketable securities are composed of available-for-sale securities and are reported at fair value. During 2010, the Partnership purchased a US Treasury bond for $15,715,135. Proceeds in the amount of $15,730,000 were received upon maturity, resulting in a realized gain of $14,865.
Inventories
Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Property, Plant and Equipment and Depreciation
Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized. Maintenance and repair expenditures which do not improve or extend the life of the respective assets are expensed as incurred. Depreciation for all plant and equipment is computed using the straight-line method over their estimated useful lives. The ranges of estimated useful lives are as follows:

Land improvements	20 years
Buildings	20 years
Machinery and equipment	5–20 years
Long-lived assets are assessed for impairment when operating profits for the related business or a significant change in the use of an asset indicate that their carrying value may not be recoverable.
Deferred Financing Costs
Costs incurred by the Partnership in obtaining its long-term debt are deferred and amortized over the term of the debt.
Financial Instruments
The carrying values of cash, accounts receivable and accounts payable approximate fair values due to the short-term maturities of these instruments. The fair value of our long-term debt was estimated based on current market rates for debt of similar risk and maturities. At December 31, 2010 and 2009, the estimated fair value of debt was approximately $88,000,000 and $97,300,000, which compares to debt recorded on the balance sheet of $85,312,500 and $97,500,000 at December 31, 2010 and 2009, respectively.
Revenue Recognition
The Partnership recognizes revenues upon passage of title which is based on shipping terms.
Shipping and Handling Costs
Shipping and handling costs are reflected in costs of sales.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Income Taxes
No provision is made for income taxes other than the Texas state gross margin tax as the Partnership’s results of operations are includable in the tax returns of the Partners. The Partnership paid taxes of $324,472 in 2010, $317,193 in 2009 and $435,000 in 2008.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
Since the Partnership’s major products are commodities, significant changes in the prices of chemical products could have a significant impact on the results of operations for any particular period. The Partnership had one major chlorine customer, OxyVinyls LP, during the periods presented, which accounted for 47%, 38%, and 31% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively.
Reclassifications
Certain prior year amounts have been reclassified to conform with current year presentations.
3. Inventories
Inventories are comprised as follows:

	December 31
	2010	2009

Finished goods	$1,744,944	$1,230,161
Production parts	996,270	965,066

	$2,741,214	$2,195,227

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
4. Property, Plant and Equipment, net
Property, plant and equipment, net are comprised as follows:

	December 31
	2010	2009

Land and land improvements	$4,862,826	$4,862,826
Building	4,084,254	4,084,254
Machinery and equipment	239,638,514	239,096,069
Construction-in-process	755,208	843,473

	249,340,802	248,886,622
Less allowance for depreciation	171,237,503	155,410,376

	$78,103,299	$93,476,246

5. Transactions With Affiliates
The Partnership has various management service agreements, dated August 23, 1996, with the Olin Corporation. These agreements, which include compensation for managing the facility, an asset utilization fee, a fleet fee and a distribution fee, have terms from five to ten years with five year price adjustment renewals. Charges for these services were $8,960,571, $8,412,847, and $8,150,580 for 2010, 2009 and 2008, respectively, and are included in administrative and general expenses in the income statements.
The Partnership’s cash policy prohibits distributions to the Partners until the cash balance is sufficient to cover both the debt principal payments and interest expense for the year. The Partnership made distributions to the Partners totaling $44,266,778, $68,820,582 and $58,809,586 in 2010, 2009 and 2008, respectively.
In accordance with the Partnership Operating Agreement, the majority of chlorine produced by the Partnership is sold to OxyVinyls LP. The remaining chlorine and all of the caustic soda produced by the Partnership is marketed and distributed by the Olin Corporation.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
6. Long-Term Debt
On December 23, 1997, the Partnership borrowed $195,000,000 in a private placement of debt. The debt is secured by the property, plant, equipment and inventory of the Partnership. The term of the loan is 20 years at an interest rate of 7.23%. The first principal payment of $12,187,500 was paid on December 22, 2002, with equal annual payments due through December 22, 2017. Interest is payable semi-annually in arrears on June 22 and December 22. Interest payments totaled $7,049,250, $7,930,406, and $8,811,563 in 2010, 2009 and 2008, respectively. The debt is guaranteed by the Partners.
7. Leases
The Partnership has operating leases for certain property, machinery and equipment. At December 31, 2010, future minimum lease payments under noncancelable operating leases are as follows:

2011	$2,107,826
2012	2,107,826
2013	2,107,826
2014	1,840,451
2015	1,600,462
Thereafter	124,479

Total minimum future lease payments	$9,888,871

Rent expense was $2,060,414, $1,879,007 and $1,743,882 for the years ended December 31, 2010, 2009 and 2008, respectively.

SunBelt Chlor Alkali Partnership
Notes to Financial Statements (continued)
8. Commitments and Contingencies
The Partnership is subject to legal proceedings and claims that arise in the ordinary course of its business. Management evaluates each claim and provides for any potential loss when the loss is probable and reasonably estimable. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the financial condition, results of operations, or cash flows of the Partnership.
Hurricane Ike caused a business interruption related to the Partnership’s operations from September 17, 2008 to October 1, 2008. The Partnership maintains business interruption insurance to partially mitigate any losses incurred. The Partnership recognizes insurance recoveries in the period they are realized. In June 2010, the Partnership received $2,500,000 in business interruption proceeds relating to Hurricane Ike, which was recorded as other income on the income statement for the year ended December 31, 2010.